 Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 27, 2012	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold Strengthens Management and Board

Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) is pleased to announce the addition of Mr. Taj Singh to its management team in the role of Vice President of Business Development.

Mr. Singh is a Professional Engineer (P.Eng.) and was formerly a Mining Analyst at Macquarie Capital Markets in Toronto, covering precious metals producers and developers. Additionally, he has over ten years experience working in the mining industry at Inco Limited and CVRD/Vale. His industry experience includes operations and development projects in Canada, Indonesia, New Caledonia and Brazil. He holds a Bachelor of Applied Science and Engineering (Metallurgy) from the University of Toronto and a Master of Engineering (Metallurgy) from McMaster University. Mr. Singh is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and a member of the Society of Management Accountants of Canada (CMA).

Bruce Bragagnolo, CEO and Director comments: “We are extremely pleased with the addition of Taj Singh to the team. It’s rare to find his combination of technical expertise and finance experience. Timmins Gold will benefit from his addition as we look to grow the Company.”

Mr. Singh’s appointment complements the recent addition of Keith Peck as an independent member of the Board of Directors.

Mr. Peck is Chairman and CEO of Lincoln Peck Financial Inc., a financial advisory firm focused on the resource sector. He has over 27 years investment banking experience including Vice-President and Director of RBC Dominion Securities Inc. and Vice-Chairman of Yorkton Securities Inc. Mr. Peck has a broad business background that includes mergers and acquisitions, corporate restructurings, business valuations and expert financial testimony. Mr. Peck was a founder of Centenario Copper Corporation, a Chilean copper company which was acquired by Quadra Mining Ltd. in 2009. He has a BA in Economics from Princeton University and is a Chartered Business Valuator (CBV).

Bruce Bragagnolo, CEO and Director comments: “The addition of Keith Peck to our Board of Directors will provide invaluable insight into corporate valuation and mergers and acquisitions. He brings vast capital market expertise to the Company.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

On behalf of the Board:

Bruce Bragagnolo, LLB
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.